Contact

www.linkedin.com/in/bradford-berk-md-phd-37310a29 (LinkedIn)

Top Skills

Education

Bradford Berk, MD, PhD

Distinguished University Professor in Medicine, Neurology, Pathology, Pharmacology & Physiology

Rochester, New York, United States

Experience

University of Rochester Medical Center

25 years 8 months

Director, University of Rochester Neurorestoration Institute

January 2015 - Present (9 years 8 months)

Rochester, New York

CEO

January 2006 - December 2014 (9 years)

Rochester, NY

Chairman, Department of Medicine

January 1999 - December 2006 (8 years)

Rochester, NY

Education

University of Rochester

Doctor of Philosophy - PhD, Pharmacology · (1981)

University of Rochester

Doctor of Medicine - MD · (1981)

Amherst College

Bachelor of Arts - BA · (1975)